REPUBLIC POWER GROUP LTD.

September 28, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Charli Gibbs-Tabler
Jan Woo
Megan Akst
Christine Dietz

Re:	Republic Power Group Ltd.
Registration Statement on Form F-1, as amended
Initially Filed on July 21, 2022
File No. 333-266256

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Republic Power Group Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 29, 2023, or as soon thereafter as practicable.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer